                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934*


                       Investment Technology Group, Inc.
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                   461450108
                                (CUSIP Number)


                               November 13, 1998
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)   [ ]
     Rule 13d-1(c)   [x]
     Rule 13d-1(d)   [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP No. 461450108
Page 2 of 6 Pages
------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------

      Estate of Scott Mason
      __-_____________
------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OR ORGANIZATION

    Massachusetts
------------------------------------------------------------------
           NUMBER OF      5  SOLE VOTING POWER
           SHARES                1,214,963*
          BENEFICIALLY    ----------------------------------------
           OWNED BY       6  SHARED VOTING POWER
           EACH                  0
           REPORTING      ----------------------------------------
           PERSON         7  SOLE DISPOSITIVE POWER
           WITH                  1,214,963*
                          ----------------------------------------

                          8  SHARED DISPOSITIVE POWER
                                 0
                          ----------------------------------------

*All of which shares are subject to currently exercisable options.
------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,214,963 shares (all of which shares are subject to
currently exercisable options)
------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

      [ ]
------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.18%
------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
      OO - Estate
------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 461450108
Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

     Investment Technology Group, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

     380 Madison Avenue, New York, New York 10017

Item 2(a)         Names of Person Filing:

  Estate of Scott Mason

Item 2(b)         Address of Principal Business Offices:

                        c/o Ballentine, Finn & Company, Inc.
                        16 Depot Street, Wolfeboro, NH  03894

Item 2(c)         Citizenship:

     Massachusetts

Item 2(d)         Title of Class of Securities:

  Common Stock, par value $0.01 per share

Item 2(e)         CUSIP Number:

                        461450108

Item 3            Status of Persons Filing:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

                                  SCHEDULE 13G

CUSIP No. 461450108
Page 4 of 6 Pages`


                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  Not applicable.

Item 4            Ownership:

                  (a) Amount Beneficially Owned: 1,214,963 shares of common stock (all of which shares are subject to currently exercisable options).

                  (b)    Percent of Class: 6.18%.

                  (c)    Number of shares as to which the person has:

                         (i)     sole power to vote or to direct the vote:
1,214,963 shares of common stock (all of which shares are subject to currently exercisable options).

                         (ii)    shared power to vote or to direct the vote:
None.

                         (iii)   sole power to dispose or to direct the
disposition of: 1,214,963 shares of common stock (all of which shares are subject to currently exercisable options).

                         (iv)    shared power to dispose or to direct the
disposition of: None.

Item 5            Ownership of 5% or Less of a Class:


                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

                                  SCHEDULE 13G

CUSIP No. 461450108
Page 5 of 6 Pages


Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By The Parent Holding Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 461450108
Page 6 of 6 Pages


                                        SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 1999              ESTATE OF SCOTT MASON

                                        By:  /s/ Linda Mason
                                            ------------------
                                        Linda Mason
                                        Executrix of the Estate of
                                        Scott Mason